SCHEDULE 13D
CUSIP No. 000794107                                                 Page 1 of 24

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                    ACC Corp.
                                    ---------
                                (Name of Issuer)

                 Class A Common Stock, par value $.015 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    000794107
                                    ---------
                                 (CUSIP Number)

                               Robert M. Van Degna
                              Fleet Equity Partners
                                50 Kennedy Plaza
                              Providence, RI 02903
                                 (401) 278-6770

- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 17, 1996
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 2 of 24

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
          Fleet Venture Resources, Inc.
          TIN #: 05-0315508

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
     (a)
     (b) X

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Rhode Island

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          685,125

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          685,125

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          685,125

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.0%

14.  TYPE OF REPORTING PERSON
          CO

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 3 of 24

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Equity Partners VI, L.P.
          TIN #: 05-0481063

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b) X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          293,625

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          293,625

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          293,625

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.7%

14.  TYPE OF REPORTING PERSON*
          PN

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 4 of 24

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Growth Resources II, Inc.
          TIN #: 05-0481064

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b) X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          293,625

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          293,625

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      293,625

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.7%

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 5 of 24

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Growth Resources, Inc.
          TIN #: 05-0401134

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Rhode Island

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          293,625

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          293,625

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          293,625

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.7%

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 6 of 24

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Silverado IV Corp.
          TIN #: 05-0481110

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          293,625

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          293,625

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          293,625

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.7%

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D
CUSIP No. 0007946107                                                Page 7 of 24

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Private Equity Co., Inc.
          TIN #: 05-0471718

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Rhode Island

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          978,750

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          978,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          978,750

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.7%

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 8 of 24

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Chisholm Partners II, L.P.
          TIN #: 05-0474058

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          108,750

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          108,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          108,750

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.6%

14.  TYPE OF REPORTING PERSON*
          PN

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 9 of 24

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Silverado II, L.P.
          TIN #: 05-0474036

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          108,750

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          108,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           108,750

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.6%

14.  TYPE OF REPORTING PERSON*
          PN

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 10 of 24

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Silverado II, Corp.
          TIN #: 05-0474043

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          108,750

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          108,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           108,750

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.6%

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 11 of 24

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Financial Group, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Rhode Island

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          978,750

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          978,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          978,750

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.7%

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 12 of 24

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Robert M. Van Degna

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Rhode Island

7.   SOLE VOTING POWER
          7,500

8.   SHARED VOTING POWER
          1,087,500

9.   SOLE DISPOSITIVE POWER
          7,500

10.  SHARED DISPOSITIVE POWER
          1,087,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,095,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.4%

14.  TYPE OF REPORTING PERSON*
          IN

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 13 of 24

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Habib Y. Gorgi

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Rhode Island

7.   SOLE VOTING POWER
          NONE

8.   SHARED VOTING POWER
          1,087,500

9.   SOLE DISPOSITIVE POWER
          NONE

10.  SHARED DISPOSITIVE POWER
          1,087,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,087,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.3%

14.  TYPE OF REPORTING PERSON*
          IN

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 14 of 24

Item 1.   Security and Issuer

          This Amendment No. 2 to the Statement on Schedule 13D originally filed on May 31, 1995 and as amended by Amendment No. 1 to Schedule 13D filed on February 14, 1996 (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by the reporting persons identified in
Item 2 below (collectively, the "Reporting Persons") by virtue of their direct and indirect beneficial ownership of shares of Class A Common Stock, par value $.015 per share (the "Class A Common Stock") of ACC Corp., a Delaware corporation (the "Company") as a result of their ownership of Series A Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock") and warrants to purchase Class A Common Stock (the "Common Stock Warrants"), pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended. The primary purpose of this Amendment No. 2 to Schedule 13D is to reflect the Reporting Persons intention to sell shares of Class A Common Stock in a public offering registered under the Securities Act of 1933, as amended (the "Proposed Offering"). This Statement also reflects a three-for-two stock dividend on the Class A Common Stock, which was distributed on August 8, 1996 to all holders of record on July 3, 1996. The Statement hereby is amended as follows:

Item 2.   Identity and Background.
               (a) This Statement is being filed jointly by the following parties; (I) Fleet Venture Resources, Inc., a Rhode Island corporation ("FVRI"), by virtue of its direct beneficial ownership of Class A Common Stock (ii) Fleet Private Equity Co., Inc., a Rhode Island Corporation ("FPEC"), by virtue of its ownership of all the outstanding Common Stock of each of FVRI and Fleet Growth Resources, Inc., a Rhode Island corporation ("FGR"), (iii) Fleet Financial Group, Inc., a Rhode Island corporation ("FFGI"), by virtue of its ownership of all the outstanding common stock of FPEC, (iv) Fleet Equity Partners VI, L.P a limited partnership organized under the laws of Delaware ("FEP"), by virtue of its direct beneficial ownership of Class A Common Stock, (v) Fleet Growth Resources, II, Inc., a Delaware corporation ("FGRII"), as a general partner of FEP, (vi) FGR, by virtue of its ownership of all the outstanding common stock of FGRII,
          (vii) Silverado IV Corp., a Delaware corporation ("SCIV"), as a general partner of FEP, (viii) Chisholm Partners II, L.P., a limited partnership organized under the laws of Delaware ("CP"), by virtue of its direct beneficial ownership of Class A Common Stock, (ix) Silverado II, L.P., a limited partnership organized under the laws of Delaware ("SLP"), as the sole general partner of CP, (x) Silverado II Corp., a Delaware corporation ("SCII"), by virtue of its ownership of all the common stock of SLP, (xi) Robert M. Van Degna ("RMVD"), an individual, by virtue of his direct beneficial ownership of 7,500 Class A Common Stock and indirect beneficial ownership of the shares of Class A Common Stock held by FVRI, FEP and CP, and (xiii) Habib Y. Gorgi ("HYG"), an individual, by virtue of his indirect beneficial ownership of the shares of Class A Common Stock held by FVRI, FEP, and CP. The foregoing entities are collectively referred to herein as the "Reporting Persons".

               Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By their signature of this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

               Certain information required by this Item 2 concerning directors, executives officers and general partners of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

          (b) The principal business address of each of FPEC, FVRI, FGR, FGRII, SCIV, CP, SLP and SCII is 50 Kennedy Plaza, Providence, Rhode Island 02903. The principal business address

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 15 of 24


of FFGI is 1 Federal Street, Boston, Massachusetts 02110. The principal residence of RMVD is 355 Kent Drive, East Greenwich, Rhode Island, 02818. The principal residence of HYG is 95 Tamarack Drive, East Greenwich, Rhode Island 02818.

          (C) The principal business of each FEP, SCIV, FGRII, (a wholly owned subsidiary of FGR) and FGR is making and managing private equity investments, and in the case of SCIV and FGRII, acting as the general partners of FEP.

          FPEC is a wholly owned subsidiary of FFGI and is principally engaged in the business of making and managing private equity investments, FFGI is principally engaged in the business of providing diversified financial services, including services related to commercial banking, consumer banking, investment services, asset collection and management services to its subsidiaries, financial institutions and individuals.

          The principal business of each CP, SLP and SCII is making and managing private equity investments and, in the case of SLP serving as the sole general partner of CP, and, in the case of SCII, serving as the sole general partner of SLP.

          The principal occupation of RMVD is Chairman and CEO of FPEC, FVRI, FGR, FGRII, Chairman, CEO and Treasurer of SCII, and SCIV, conducting the principal businesses of each which are described above.

          The principal occupation of HYG is President of FPEC, FVRI, FGR, FGRII, President and Secretary of SCII and SCIV, conducting the principal businesses of each of which are described above.

          (d) During the part five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violation of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) RMVD is a citizen of the United States.
               HYG is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
               Not Applicable

Item 4.   Purpose of Transaction

               On September 9, 1996, FVRI, EEP and CP (collectively, the "Investors") exercised their rights under a Registration Agreement, dated as of May 22, 1995, between the Company and the Investors and caused the Company to file with the Commission a registration statement on Form S-3 (the "Registration Statement") for the offering and sale of up to 1,087,500 shares of Class A Common Stock which may be issued to the Investors or their permitted transferees upon the election of the Investors or their permitted transferees to (i) convert their shares of Series A Preferred Stock into 937,500 shares of Class A Common Stock and (ii) to exercise the Common Stock Warrants for 150,000 shares of Class A Common Stock. The Registration Statement was filed on September 17, 1996.

                                  SCHEDULE 13D
CUSIP No. 000794107                                         Page 16 of 24

          The Investors intend to sell the 1,087,500 shares of Class A Common Stock issuable upon the conversion of the Series A Preferred Stock and exercise the Common Stock Warrants to the public through Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Wheat, First Securities, Inc. ("Wheat") in a firm commitment underwriting offering. The Investors plan to sell the Common Stock Warrants directly to Morgan Stanley and Wheat, who will resell the shares issuable upon the exercise of the Common Stock Warrants to the public along with the 937,500 shares of Class A Common Stock purchased from the Investors. The Proposed Offering is scheduled to be completed by October 15, 1996. To date, no definitive agreements have been executed by the Investors and Morgan Stanley and Wheat and therefore no assurance can be given that the Proposed Offering will be completed, or if completed, on the terms set forth herein.

Item 5.   Interest in Securities of the Issuer
           Fleet Venture Resources, Inc.            685,125 (2) (4)        3.9%
           Fleet Equity Partners VI, L.P.           293,625 (2) (4)        1.7%
           Fleet Growth Resources II, Inc.          293,625 (2) (4)        1.7%
           Fleet Growth Resources, Inc.             293,625 (2) (4)        1.7%
           Silverado IV Corp.                       293,625 (2) (4)        1.7%
           Fleet Private Equity Co., Inc.           978,750 (2) (4)        5.7%
           Chisholm Partners II, L.P.               108,750 (2) (4)        0.6%
           Silverado II, L.P.                       108,750 (2) (4)        0.6%
           Silverado II Corp.                       108,750 (2) (4)        0.6%
           Fleet Financial Group, Inc.              978,750 (2) (4)        5.7%
           Robert M. Van Degna                    1,095,000 (2) (4)        6.4%
           Habib Y. Gorgi                         1,087,500 (2) (4)        6.3%

(1) The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purposes of 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

(2) These shares of Common Stock are not presently outstanding. However, they are issuable upon conversion of the Series A Preferred, exercise of the Warrants, and exercise of the Non-Employee Director Stock Options.

(3) Based on 15,298,347 shares of Class A Common Stock deemed outstanding after giving effect to the three-for-two stock split of the Class A Common Stock (17,149,876 assuming full conversion of the Series A Preferred Stock, the Common Stock Warrants and the Non-Employee Director Stock Options), as reported in the Company's report on Form 10-Q.

(4) Fleet Venture Resources, Inc. owns of record 6,300 Series A Preferred Stock and 94,500 Common Stock Warrants, which, after giving effect to the three-for-two stock split, in aggregate are convertible/exercisable into 685,125 shares of Class A Common Stock. In addition, Fleet Venture Resources, Inc. owns 590,625 Contingent Common Stock Warrants which are exercisable only if the Series A Preferred Stock is not converted into shares of common stock.

                                     SCHEDULE 13D
     CUSIP No. 000794107                                    Page 17 of 24


     FLEET EQUITY PARTNERS VI, L.P. owns of record 2,700 Series A Preferred Stock and 40,500 Common Stock Warrants, which, after giving effect to the three-for-two stock split, in aggregate are convertible/exercisable into 293,625 shares of Class A Common stock. In addition, Fleet Equity Partners VI, L.P. owns 253,125 Contingent Common Stock Warrants which are exercisable only if the Series A Preferred Stock is not converted into shares of common stock.
     FLEET GROWTH RESOURCES II, INC. is a General Partner of Fleet Equity Partners VI, L.P., and as such may be deemed to possess indirect beneficial ownership of the shares of Class A Common Stock deemed beneficially held by Fleet Equity Partners VI, L.P.
     FLEET GROWTH RESOURCES, INC. owns all of the outstanding common stock of Fleet Growth Resources II, Inc., and as such may be deemed to possess indirect beneficial ownership of the shares of Class A Common Stock deemed beneficially held by Fleet Equity Partners VI, L.P.
     Silverado IV Corp. is a General Partner of Fleet Equity Partners VI, L.P., and as such may be deemed to possess indirect beneficial ownership of the shares of Class A Common Stock deemed beneficially held by Fleet Equity Partners VI, L.P.
     FLEET PRIVATE EQUITY CO., INC. owns all of the outstanding common stock of Fleet Venture Resources, Inc. and Fleet Growth Resources, Inc., and as such may be deemed to possess indirect beneficial ownership of the shares of Class A Common Stock deemed beneficially held by Fleet Venture Resources, Inc. and Fleet Equity Partners VI, L.P.
     SILVERADO II CORP. is the General Partner of Silverado II, L.P. which is the General Partner of Chisholm Partners II, L.P. and as such may be deemed to possess indirect beneficial ownership of the shares of Class A Common Stock deemed beneficially held by Chisholm Partners II, L.P.
     SILVERADO II. L.P. is the General Partner of Chisholm Partners II, L.P., as such may be deemed to possess indirect beneficial ownership of the shares of Class A Common Stock deemed beneficially held by Chisholm Partners II, L.P.
     CHISHOLM PARTNERS II, L.P. owns of record 1,000 Series A Preferred Stock and 15,000 Common Stock Warrants, which, after giving effect to the three-for-two stock split, in aggregate are convertible/exercisable into 108,750 shares of Class A Common Stock. In addition, Chisholm Partners II, L.P. owns 93,750 Contingent Common Stock Warrants which are exercisable only if the Series A Preferred Stock is not converted into shares of common stock. FLEET FINANCIAL GROUP, INC. owns all of the outstanding common stock of Fleet Private Equity Co., Inc., which owns Fleet Venture Resources, Inc. and Fleet Growth Resources, Inc., and by virtue of the relationships previously described, may thus be deemed to possess indirect beneficial ownership of the shares of Class A Common Stock deemed beneficially held by Fleet Venture Resources, Inc. and Fleet Growth Resources, Inc.
     ROBERT M. VAN DEGNA owns of record 7,500 Non-Employee Director Stock Options which are convertible into 7,500 shares of Class A Common Stock.
     In addition, Robert M. Van Degna owns 7,500 Non-Employee Director Stock Options which are not exercisable until June 14, 1997. Mr. Van Degna also has shared investment and voting power with respect to the 1,087,500 shares of Class A Common Stock issuable to FVRI, FEP and CP upon the conversion of their Series A Preferred Stock and exercise of their Common Stock Warrants. Mr. Van Degna disclaims beneficial ownership of the shares of Class A Common Stock issuable to these entities, except for his limited partnership interest in FEP and in the general partner of CP.
     Habib Y. Gorgi has shared investment and voting power with respect to the 1,087,500 shares of Class A Common Stock issuable to FVRI, FEP and CP upon the conversion of their Series A Preferred Stock and exercise of their Common Stock Warrants. Mr. Gorgi disclaims beneficial ownership of the shares of Class A Common Stock issuable to these entities, except for his limited partnership interest in FEP and in the general partner of CP.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Except as set forth in the previous Filing and as set forth in the September 17, 1996 Registration Statement on Form S-3, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including but not limited to, transfer or voting of any of the Company securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                  SCHEDULE 13D
CUSIP No. 000794107                                    Page 18 of 24


Item 7.        Materials to be Filed as Exhibits.
               None.

                                  SCHEDULE 13D
CUSIP No. 000794107                                    Page 19 of 24

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


September 17, 1996                 FLEET VENTURE RESOURCES, INC.



                                   /s/ Robert M. Van Degna
                                   _________________________
                                   By Robert M. Van Degna
                                   Its Chairman & CEO

                                  SCHEDULE 13D
CUSIP No. 000794107                                    Page 20 of 24

                                   Schedule A

     Set forth below are the names and present principal occupations of each of the executive officers and directors of FEP, SCIV, FGRII, FGR, FVRI, FPEC, CP and SCII. Except as otherwise set forth below, the principal business address of each such person is 50 Kennedy Plaza, Providence, Rhode Island 02903. All of the persons listed below are United States citizens.

I.   Directors and Executive Officers of FPEC, FVRI, FGR, FGRII.

     (A)  Directors                    Principal Occupation
          Robert M. Van Degna          Chairman and CEO, FPEC
          Habib Y. Gorgi               President, FPEC
          H. Jay Sarles                Vice Chairman, FFGI
          Brian T. Moynihan            Vice President, FFGI
          Douglas L. Jacobs            Vice President, FFGI

     (B)  Executive Officers           Principal Occupation

          Robert M. Van Degna          Chairman and CEO, FPEC
          Habib Y. Gorgi               President, FPEC
          Riordon B. Smith             Senior Vice President, FPEC
          Michael A. Gorman            Vice President, FPEC
          Cynthia L. Balasco           Vice President, Assistant Secretary, Controller
                                       and CFO, FPEC
          Paula M. Gianlorenzo         Assistant Vice President, FPEC
          Thadeus J. Mocarski          Vice President, FPEC
          Bernard V. Buonnano, III     Assistant Vice President, FPEC
          Gregory M. Barr              Investment Officer, FPEC
          Brian T. Moynihan            Assistant Secretary, FPEC
          Kathleen A. Lawson           Secretary, FPEC
          Richard R. Pannone           Treasurer, FPEC

II.  Directors and Executive Officers of SCII.


     (A)  Directors                    Principal Occupation

          Robert M. Van Degna          Chairman and CEO, Treasurer, and Director, SCII
          Habib Y. Gorgi               President, Secretary, and Director, SCII





                                  SCHEDULE 13D
CUSIP No. 000794107                               Page 21 of 24

III. Directors and Executive Officers of SCIV.

     (A)  Directors                    Principal Occupation
          Robert M. Van Degna          Chairman and CEO, Treasurer and Director, SCIV
          Habib Y. Gorgi               President, Secretary and Director, SCIV

     (B)  Executive Officers           Principal Occupation

          Robert M. Van Degna          Chairman and CEO, Treasurer and Director, SCIV
          Habib Y. Gorgi               President, Secretary and Director, SCIV

IV.  Directors and Executive Officers of FFGI.


                (A)   Directors              Principal Occupation/Address

                      Joel B. Alvord         Chairman
                                             Fleet Financial Group, Inc.
                                             1 Federal Street
                                             Boston, MA 02110

                      William Barnet, III    President and CEO
                                             William Barnet & Son, Inc.
                                             P.O. Box 131 1300 Hayne Street
                                             Arcadia, SC 20320
                      Bradford R. Boss       Chairman
                                             A.T. Cross Company
                                             One Albion Road
                                             Lincoln, RI 02865

                      Stillman B. Brown      President
                                             Harcott Corporation
                                             196 Trumball Street, 4th Floor
                                             Hartford, CT 06103

                      Paul J. Choquette, Jr. President
                                             Gilbane Building Company
                                             Seven Jackson Walkway
                                             Providence, RI 02940

                      John T. Collins        Chairman and CEO
                                             The Collins Group, Inc.
                                             Two International Place, Floor 27
                                             Boston, MA 02110

                                  SCHEDULE 13D
CUSIP No. 000794107                               Page 22 of 24

                     Bernard M. Fox           Chairman, President and CEO
                                              Northeast Utilities
                                              P.O. Box 270
                                              Hartford, CT 06141

                     James F. Hardymon        Chairman and CEO
                                              Textron Inc.
                                              40 Westminster Street
                                              Providence, RI 02903

                     Robert M. Kavner         Managing Director
                                              Kavner & Associates
                                              9830 Wilshire Boulevard
                                              Beverly Hills, CA 90212

                     Raymond C. Kennedy       Chairman
                                              Kendell Holdings, Inc.
                                              745 Warren Street
                                              Hudson, NY 12534

                     Robert J. Matura         Chairman and CEO
                                              Robert J. Matura Associates
                                              84 Lynam Road
                                              Stamford, CT 06903

                     Arthur C. Milot          Private Investor
                                              P.O. Box 456
                                              Jamestown, RI 02835

                     Terrence Murray          President and CEO
                                              Fleet Financial Group, Inc.
                                              1 Federal Street
                                              Boston, MA 02110

                     Thomas D. O'Connor, Sr.  Chairman and CEO
                                              Mohawk Paper Mills, Inc.
                                              465 Saratoga Street
                                              P.O. Box 497
                                              Cohoes, NY 12047

                     Michael B. Picotte       Managing General Partner and CEO
                                              The Picotte Companies
                                              20 Corporate Woods Blvd.
                                              Suite 600
                                              Albany, NY 12211

                     Lois D. Rice             Guest Scholar
                                              Program in Economic Studies
                                              Brookings Institution
                                              2332 Massachusetts Avenue, N.W.
                                              Washington, D.C.  20008

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 23 of 24

                     John R. Riedman         Chairman
                                             Reidman Corp.
                                             Reidman Tower
                                             45 East Avenue
                                             Rochester, NY    14604

                     John S. Scott           Retired Chairman
                                             Richardson-Vicks Inc.
                                             1191 Smith Ridge Road
                                             New Canaan, CT   06840

                     Samuel O. Thier         CEO
                                             Partners Healthcare System, Inc.
                                             Prudential Tower - 11th Floor
                                             800 Boylston Street
                                             Boston, MA 02199

                     Paul R. Tregurtha       Chairman and CEO
                                             Mormac Marine Group, Inc.
                                             Three Landmark Square
                                             Stamford, CT 06901


                (B)  Executive Officers      Principal Occupation/Business
                                             Address

                     Joel B. Alvord          Chairman
                                             Fleet Financial Group, Inc.
                                             1 Federal Street
                                             Boston, MA   02110

                     David L. Eyles          Executive Vice President and
                                             Chief Credit Policy Officer
                                             Fleet Financial Group, Inc.
                                             777 Main Street
                                             Hartford, CT   06115

                     Anne M. Ficucane        Senior Vice President
                                             Fleet Financial Group, Inc.
                                             1 Federal Street
                                             Boston, MA   02110

                     Robert B. Hedges, Jr.   Senior Vice President
                                             Fleet Financial Group, Inc.
                                             1 Federal Street
                                             Boston, MA   02110
                     Robert J. Higgins       Vice Chairman
                                             Fleet Financial Group, Inc.
                                             50 Kennedy Plaza
                                             Providence, RI    02903

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 24 of 24

                Eugene M. McQuade         Executive Vice President and CEO
                                          Fleet Financial Group, Inc.
                                          1 Federal Street
                                          Boston, MA   02110


                Brian T. Moynihan         Managing Director, Strategic Planning
                                          and Corporate Development
                                          Fleet Financial Group, Inc.
                                          1 Federal Street
                                          Boston, MA   02110

                Terrence Murray           President and CEO
                                          Fleet Financial Group, Inc.
                                          1 Federal Street
                                          Boston, MA    02110

                William C. Mutterperl     Senior Vice President, Secretary and
                                          General Counsel
                                          Fleet Financial Group, Inc.
                                          1 Federal Street
                                          Boston, MA   02110

                Gunnar S. Overstrom, Jr.  Vice Chairman
                                          Fleet Financial Group, Inc.
                                          777 Main Street
                                          Hartford, CT   06115

                H. Jay Sarles             Vice Chairman
                                          Fleet Financial Group, Inc.
                                          1 Federal Street
                                          Boston, MA    02110

                Anne M. Slattery          Senior Vice President
                                          Fleet Financial Group, Inc.
                                          777 Main Street
                                          Hartford, CT    06115

                M. Anne Szostak           Senior Vice President
                                          Fleet Financial Group, Inc.
                                          50 Kennedy Plaza
                                          Providence, RI    02903

                Michael R. Zucchini       Vice Chairman
                                          Fleet Financial Group, Inc.
                                          50 Kennedy Plaza
                                          Providence, RI    02903